* * * * * * * * * * * * * * * * *   NOTICE   * * * * * * * * * * * * * * * * *

We are pleased to announce that, as of August 3, 1998, Norwest Bank Minnesota, N.A. will serve as Transfer Agent and Registrar for Z-Seven Fund, Inc. For matters relating to Shareowner Services, please contact a Norwest representative at 1-800-468-9716, or mail inquiries to the address listed below:

                        Norwest Bank Minnesota, N.A.
                            Shareowner Services
                           Post Office Box 64854
                          St. Paul, MN 55164-0854

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